EXHIBIT 99.1
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                       CANADIAN NATURAL RESOURCES LIMITED
                 ANNOUNCES COMMENCEMENT OF PRODUCTION AT BAOBAB
           CALGARY, ALBERTA - AUGUST 18, 2005 - FOR IMMEDIATE RELEASE

Canadian Natural Resources Limited ("Canadian Natural" or the "Company") announces that crude oil production from the operated Baobab Field, located in block CI-40 offshore Cote d'Ivoire, West Africa, commenced on August 9, 2005. Current field production is approximately 48,000 barrels per day (approximately 30,000 barrels per day net to Canadian Natural) from 4 wells. The field production rate is expected to increase to approximately 65,000 barrels of crude oil per day (approximately 40,000 barrels per day net to Canadian Natural) in early 2006 as the remaining 4 producer wells are completed. Production of associated natural gas will increase to about 15 million cubic feet per day by year end.

"The completion of the Baobab development is a significant event for Canadian Natural as it represents our first deep-water exploration and development project. The fact that we completed the Baobab development in a 4.5 year cycle time frame from initial discovery to first production, in a tight market, shows that we have developed significant in-house expertise and that our management systems are effective in this new and challenging operating environment. We can leverage this expertise towards other projects throughout the Company" commented Steve Laut, President and Chief Operating Officer of Canadian Natural.

Production from the deep-water wells is processed on the "Baobab Ivoirien" Floating Production Storage and Offtake ("FPSO") vessel. The FPSO has a storage capacity of two million barrels of oil. The crude oil will be sold directly from the FPSO and the natural gas will be transported via pipeline to shore where it will be sold for power generation.

The Baobab Field was discovered in 2001. Appraisal of the field comprised a second deep-water well drilled in 2002 and extensive 3D seismic mapping. The development of the Baobab Field was approved in July 2003 and the project was completed within Canadian Natural's capital cost budget.

Canadian Natural has a 57.61% equity in the Baobab Field with partners PETROCI Overseas Limited (10%), PETROCI Holding (5%) and Svenska Petroleum Exploration CI AB (27.39%).

Canadian Natural is a senior exploration and production company, with operations focused in Western Canada, the North Sea and offshore West Africa.

FORWARD-LOOKING STATEMENTS

Certain statements in this document or documents incorporated herein by reference for Canadian Natural Resources Limited (the "Company") may constitute "forward-looking statements" within the meaning of the United States Private Litigation Reform Act of 1995. These forward-looking statements can generally be identified as such because of the context of the statements including words such as the Company "believes", "anticipates", "expects", "plans", "estimates", or words of a similar nature.

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The forward-looking statements are based on current expectations and are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others: the general economic and business conditions which will, among other things, impact demand for and market prices of the Company's products; the foreign currency exchange rates; the economic conditions in the countries and regions in which the Company conducts business; the political uncertainty, including actions of or against terrorists, insurgent groups or other conflict including conflict between states; the industry capacity; the ability of the Company to implement its business strategy, including exploration and development activities; the impact of competition, availability and cost of seismic, drilling and other equipment; the ability of the Company to complete its capital programs; the ability of the Company to transport its products to market; the potential delays or changes in plans with respect to exploration or development projects or capital expenditures; the operating hazards and other difficulties inherent in the exploration for and production and sale of crude oil and natural gas; the availability and cost of financing; the success of exploration and development activities; the timing and success of integrating the business and operations of acquired companies; the production levels; the uncertainty of reserve estimates; the actions by governmental authorities; the government regulations and the expenditures required to comply with them (especially safety and environmental laws and regulations); the asset retirement obligations; and other circumstances affecting revenues and expenses. The impact of any one factor on a particular forward-looking statement is not determinable with certainty as such factors are interdependent upon other factors, and Management's course of action would depend upon its assessment of the future considering all information then available. Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment based on certain estimates and assumptions that the reserves described can be profitably produced in the future. Readers are cautioned that the foregoing list of important factors is not exhaustive. Although the Company believes that the expectations conveyed by the forward-looking statements are reasonable based on information available to it on the date such forward-looking statements are made, no assurances can be given as to future results, levels of activity and achievements. All subsequent forward-looking statements, whether written or oral, attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by these cautionary statements. The
Company assumes no obligation to update forward-looking statements should circumstances or Management's estimates or opinions change.

In this document, all references to dollars refer to Canadian dollars unless otherwise stated. Reserves and production data is presented on a before royalties basis unless otherwise stated.


For further information, please contact:


                       CANADIAN NATURAL RESOURCES LIMITED
                           2500, 855 - 2nd Street S.W.
                                Calgary, Alberta
                                     T2P 4J8

TELEPHONE:    (403) 514-7777            ALLAN P. MARKIN                   DOUGLAS A. PROLL
FACSIMILE:    (403) 517-7370                   Chairman        Chief Financial Officer and
EMAIL:        ir@cnrl. com                                  Senior Vice-President, Finance
WEBSITE:      www.cnrl.com
                                       JOHN G. LANGILLE                    COREY B. BIEBER
TRADING SYMBOL - CNQ                      Vice-Chairman                    Vice-President,
Toronto Stock Exchange                                                  Investor Relations
New York Stock Exchange                   STEVE W. LAUT
                                    President and Chief
                                      Operating Officer